Jeff Julkowski, Co-founder and investor:

"The reason I invested in Stratifund is it's a new industry. What we want to do is help consumers and just give them more information. What we're trying to do is take an independent stance looking at the deals from the consumer standpoint." –

Alex Thaler, Co-CEO and Co-founder:

"Stratifund is the partner for the equity crowdfunding investor. What we do is three things. First, we take all the available equity crowdfunding deals and put them on our site. [Visual of deals page on Stratifund website] Second, we write independent reports on each one, with a ranking, from 1 to 5. Third, we provide educational materials to help the equity crowdfunder learn more." [Visual of educational page on Stratifund website]

Visual of text: "I have worked closely with the Stratifund team for many months. They have a highly experienced team that developed an easy to use tool for the equity crowdfunding investor." – Jason Best, Co-author of equity crowdfunding law

Alex Thaler: "A few months back we saw an industry that was launching that has incredible opportunity to revolutionize America and the growth of small business within America. We see an industry where startups will now be able to go and raise money from everyday investors, not just wealthy individuals. This has incredible opportunities to help startups grow.

Visual of text: "If you don't know how to research a company then you should rely on Stratifund to be your guide. Stratifund turns company filings into plain English so you can make more informed decisions." – Sherwood Neiss, Co-author of equity crowdfunding law

Alex Thaler: Our algorithm is completely objective. So our reports are not my opinion because I may like a company or dislike a company. We arm you with research and independent information. We dig deep to understand the startups."

Marc Snover, Co-CEO and Co-founder:

"Equity crowdfunding is very similar to rewards based crowdfunding. You will be giving companies money, but in return instead of a product you will actually get an ownership stake in the company. As everyday people in general are able to invest in these companies online, they will really not understand how to analyze the company and what their investments will be used for. We are taking all the questions out and we're teaching people how to invest in companies and how to analyze them.

Today we invite you to become an investor in Stratifund and join in our journey. We're here to empower the individual investor through transparency and due diligence."

Visual of text: Stratifund [logo] Learn. Evaluate. Invest. Independent Crowdfunding Research.